SEC File No.70-


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-1

                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                GPU, INC. ("GPU")
                               300 Madison Avenue
                          Morristown, New Jersey 07960


              (Name of company filing this statement and addresses
                         of principal executive offices)

                                    GPU, INC.

          (Name of top registered holding company parent of applicants)


T. G. Howson,                                    Douglas E. Davidson, Esq.
Vice President and Treasurer                     Berlack, Israels & Liberman LLP
S. L. Guibord, Secretary                         120 West 45th Street
GPU Service, Inc.                                New York, New York 10036
300 Madison Avenue
Morristown, New Jersey  07960


D. C. Brauer
Vice President
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07960



                   (Names and addresses of agents for service)



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ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS.

                  A. GPU proposes to organize a new, wholly-owned subsidiary company, ("Newco"), as a Delaware corporation whose initial purpose will be to acquire from time to time limited partner interests in EnerTech Capital Partners II, L.P., a Delaware limited partnership formed pursuant to an Agreement of Limited Partnership ("Partnership Agreement"), and any successor or affiliated limited partnership having substantially similar investment objectives and terms (EnerTech Capital Partners II, L.P. and all such successor or affiliated limited partnerships are herein collectively referred to as the "EnerTech Partnership"). The aggregate amount of such investments in the EnerTech Partnership will not exceed $5 million.(1)

                  B. The targeted size of the EnerTech Partnership's investment pool is $100 million, with a minimum commitment of $30 million necessary for an initial closing (the "Initial Closing"). Additional commitments may be added until the investment pool reaches a maximum not to exceed $150 million, unless otherwise approved by a majority in interest of the Limited Partners. The interests to be acquired by Newco will in the aggregate represent not more than 9.9% of the Limited Partner interests in any EnerTech Partnership.


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1        GPU has  previously  received  Commission  approval  for  investing in a similar investment fund focusing on environmental technologies. General Public Utilities Corporation, et al., HCAR No. 35-26230
         (File No. 70-8537) (February 8, 1995).



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                  C.  The  sole  general  partner  of the  EnerTech  Partnership
("General Partner") will be ECP II Management L.P., a Delaware limited partnership of which EnerTech Capital Partners II LLC is the managing general partner. The EnerTech Partnership fund will be managed by EnerTech Capital
Partners  ("EnerTech"),   a  group  of  experienced   investment   professionals
associated with Safeguard Scientifics, Inc. and TL Ventures. The EnerTech Partnership fund is the second fund managed by EnerTech. Its first fund was formed in 1996 with $50,000,000 of capital and is currently invested in twelve companies.

                  1.       Investment Objectives
                  The EnerTech Partnership is being formed to invest in companies (each a "Portfolio Company") engaged in activities primarily related to the electric and natural gas utilities and their convergence into the broader energy, communications and other utility-like services industries. The EnerTech Partnership's objective is to deliver superior investment returns to the Limited Partners by making private equity investments in companies benefiting from the deregulation and convergence of the electric utility, communications and energy marketplace. The EnerTech Partnership will invest in companies (none of which will be an affiliate of GPU) engaged in the development of technologies in one or more of the categories set forth below.

                           a. Information Technology and Systems Integration. Continuing advances in information technology ("IT")

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will play a significant role in the restructuring of the deregulated marketplace and will present significant opportunities for superior investment returns resulting from the application of these technologies to the changes in that marketplace. Traditionally, many of the IT applications and systems in the utility industry have been internally developed, resulting in long development cycles with little flexibility and significant expense. Today, the utilities' increasing reliance on IT solutions for competitive advantage is resulting in a commensurate increase in the use of off-the-shelf solutions. The EnerTech Partnership's fund managers expect to see a proliferation of new companies focused on innovative IT solutions and services for this market. The fund managers are focusing their attention on enterprise software and networking, CIS (customer information system) and billing applications, data mining and analysis tools, systems integration and support, and the transition to interactive e-commerce platforms. Other examples include transmission scheduling and sales, transaction and risk management and energy trading systems.

                           b.  Communications  and Networking.
                    The evolution of the IT-enabled enterprise combined with the convergence of energy and telecommunications services provides the EnerTech Partnership with significant investment opportunities in communications and networking. Given the utilities' significant size, financial strength and their near-ubiquitous rights-of-way, the impact of utilities as both service providers and consumers of communications services is substantial.


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                    The fund  managers are focused on enabling  technologies for utility enterprise communications and also on the applications of e-commerce to the utilities and their customers. Utilities are expected to look to e-commerce
applications   to  cut  costs,   enhance   customer   service,   improve  system
capabilities, better manage their assets, improve marketing capabilities and retain customers. Interactive communications represent an opportunity for
utilities  to  gather  valuable   information  on  consumer   demographics   and
preferences and to integrate this information with real-time pricing and on-line analytical processing tools to develop new product and sales strategies.

                    The EnerTech Partnership investment opportunities in communications are expected to include fixed communication and data networks, building automation and controls, integration of voice and data networks, remote connectivity, supply chain and managed infrastructure applications.

                         c. Customer Premise Products and Services.
                    As utilities search for new ways to retain and serve their current customer base, the demand for innovative and competitive offerings will increase. In order to retain and attract their most valuable asset, utilities are actively seeking new products and services to bind them to their existing customers. Bundled offerings increase the "switching" costs for customers, thus providing a greater barrier to entry for competitors. In addition, a competitive, multi-service offering will allow utilities to attract new customers in a given service area and to compete in newly opened markets. Many of these

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products and services will be offered by new entrants,  providing  opportunities for entrepreneurial companies to compete directly or to "private-label" their products and services into the home, office and industrial markets.

                  Similar to the trends coming out of the deregulation of the telephone industry, there has been a proliferation of new technologies, products and services available to the utility customer. Examples include digital home networks, electronic security alarm monitoring services, power quality and efficiency devices, demand-side management tools, other energy conservation devices and distributed generation technologies. The EnerTech Partnership's fund managers expect to invest in companies developing new technologies and services as well as in more traditional later stage opportunities, where economies of scale and utility branding can leverage the EnerTech Partnership's participation.
                  Consumer premise products and services represent one of the largest opportunities for the EnerTech Partnership's fund managers to leverage their experience for the benefit of the EnerTech Partnership's investments in emerging companies and new technologies. Selling to the utility or creating substantive business relationships requires a fundamental understanding of the utility business model and decision making process. The domain expertise and relationships with utilities of the EnerTech Partnership's fund managers provides a distinct advantage for investments in this area.

                                       -5-


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                         d. Industry  Specific Content and Consulting  Services.
                    Industries   undergoing   rapid   and   fundamental   change
invariably  require  greater amounts of information and assistance from industry
specific  service  providers.   Utility  expenditures  in  1998  for  consulting
services, research and industry specific information are estimated to be $3 billion and are expected to grow dramatically as deregulation continues. The fund managers are proactively looking to invest in companies taking advantage of
this  growing  need  for  timely  and  focused   information  and  are  pursuing
opportunities in consulting, publishing, research and information management services.

                         e. Asset  Utilization  and  Efficiency  Improvement.
Many of today's utility infrastructure systems and equipment are based on technologies designed and created in the mid-1990s. Furthermore, the systems were designed and built for the purpose of providing "safe and reliable" service. Since profits were based on the level of capital investment, this historic focus on "safe and reliable" service resulted in redundant systems and conservative engineering specifications. Many utilities are increasingly focused on the optimal deployment of their infrastructure and are exploring strategies that allow them to leverage their sizeable investments in fixed assets to improve overall profitability.

                    As a result,  a large market exists for companies  that can
help   utilities   better   utilize   and   increase   the   return   on   their
existinginfrastructure. These are technologies and services that

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improve the  efficiency,  speed,  accuracy  and  flexibility  of the  utilities'
physical   infrastructure.   Today,   these   assets   include   power   plants,
communications networks, transmission and distribution systems, rights-of-way and even the utility's substantial base of human resources.

                    Products and technologies that fall into this category include power plant performance software and systems, distribution system automation, automated mapping and facilities management, supervisory control and data acquisition, system forecasting applications and work force management tools. Additional services that can leverage the utility delivery infrastructure include outage detection/notification, surge protection, power quality monitoring, security monitoring, hazard detection, appliance monitoring, electronic bill payment, messaging and many others.

                    In addition to the primary areas identified above, the fund managers also expect to pursue investment opportunities arising out of the utilities' response to increased competition and the resulting reduction in margins. To counter these trends, utilities will focus on reducing costs and increasing the operating performance of their generation and distribution assets. Areas of expected interest will include alternative generation technologies, power quality improvements, environmental remediation processes, emission controls and waste disposal technologies.

                       2.   Partnership Agreement.
                       The term of the EnerTech Partnership will commence on the date of the execution of the Partnership Agreement and will

                                       -7-


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continue until December 31, 2009. The General Partner may extend the term for up to two one-year periods to permit the orderly liquidation of the EnerTech Partnership's assets, upon written consent of the Limited Partners holding a majority in interest of the commitments of all Limited Partners. (Partnership Agreement, Sec. 1.4). The Partnership Agreement provides that, not later than the date of becoming a Limited Partner, each Limited Partner must contribute to the capital of the EnerTech Partnership up to 5% of the capital commitment of such Limited Partner. Thereafter, contributions will be made upon fifteen (15) days' notice, in increments necessary to fund investments and operating expenses, up to a maximum of 20% of total commitments being contributed per request. The General Partner will contribute an amount equal to 1.0% of the total capital commitments of all Limited Partners. The General Partner will make its capital commitments pari passu with the capital contributions of the Limited Partners.
                  In addition, the General Partner, without the prior approval of a majority in interest of the Limited Partners, may not cause or permit the EnerTech Partnership to invest more than 15% of the EnerTech Partnership's total
capital   commitments  in  the  securities  of  any  single  Portfolio  Company.
(Partnership Agreement, Sec. 1.7(b)).

                  Subject to certain limitations set forth in the Partnership Agreement, the management, operation and implementation of policy of the EnerTech Partnership will be vested exclusively in the General Partner. (Partnership Agreement, Sec. 2.1(a)). The General Partner may delegate certain

                                      -8-


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of its authority to an investment manager ("Investment  Manager") pursuant to an
Investment Management Agreement. In addition, at the request of the General Partner, a Limited Partner may provide advisory services to a Portfolio Company.

                  The EnerTech Partnership has an advisory board ("Advisory Board") comprised of business leaders, professional advisors and industry visionaries. Under the terms of the Partnership Agreement, the General Partner may remove any member of the Advisory Board at any time, and may appoint new or additional members from time to time. The Advisory Board will assist the General Partner in evaluating potential investments and provide such other services as the General Partner may from time to time request, but will have no authority to bind the EnerTech Partnership or take part in its management. (Partnership Agreement, Sec. 2.8).

                  The EnerTech Partnership will also have a valuation committee ("Valuation Committee"), which will consist of three representatives of the Limited Partners, designated by the General Partner and approved by a majority in interest of the Limited Partners. The Valuation Committee, among other things, approves all valuations of securities by the General Partner and settles all conflict of interest situations. Approval of the Valuation Committee will be by a majority vote.

                  The Investment Manager will serve as the management company of the EnerTech Partnership. The Investment Manager will be EnerTech Management L.L.C., a Delaware limited liability company. All of the individual members of the General Partner's

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managing  general  partner  will be  officers  of the  Investment  Manager.  The
Investment   Manager   will   be   responsible   for   identifying   acquisition
opportunities, structuring and negotiating the terms of such acquisition, arranging for all necessary financing, and monitoring the progress of and providing managerial assistance to the Portfolio Companies. The Investment Manager will also provide personnel, office space, telephone and utility
expenses,   supplies   and  other   administrative   services  to  the  Enertech
Partnership.

                  From the date of the Partnership Agreement until five years after the Initial Closing, the EnerTech Partnership will pay to the Investment Manager quarterly in advance a management fee equal to 0.5% of the EnerTech Partnership's total capital commitments (assuming all commitments were in effect upon the initial formation of the EnerTech Partnership). Thereafter, the quarterly management fee shall equal 0.5% of an amount equal to total capital commitments less the cost of all securities disposed of or written off by the EnerTech Partnership. Partners admitted after the Initial Closing will be required to bear their proportionate share of the management fee and other operating and formation expenses form the Initial Closing date. Fifty percent (50%) of all fees or compensation accepted from Portfolio Companies by the Investment Manager will offset the management fee.

                  The  management  fee will cover all expenses  associated  with
administering   the  EnerTech   Partnership,   including  but  not  limited  to,
compensation of all professional employees and the

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cost of providing  certain support and general  services  (e.g.,  office rental, secretarial,  clerical and bookkeeping expenses).

                  The EnerTech Partnership will be responsible for all other expenses related to its operations, including, but not limited to, its legal and auditing fees, costs related to the purchase or sale of securities whether or not purchased or sold, interest on borrowed funds, taxes, commissions and brokerage fees, the cost of directors' and officers' liability insurance, extraordinary expenses such as litigation and "broken deal" expenses, expenses resulting from due diligence and the normal course of activities related to the investments and prospective investments of the EnerTech Partnership, expenses associated with annual meetings of the EnerTech Partnership and the activities of the Valuation Committee and Advisory Board and expenses incurred in organizing the EnerTech Partnership.

                  Profits, gains and losses (both realized and unrealized)will generally be allocated 80% to all Partners, pro rata in accordance with their capital contributions, and 20% to the General Partner. Net short-term investment income (or loss) and expenses, represented by the excess or deficit of income on cash equivalent securities over operating expenses, will be allocated to the Limited Partners pro rata according to their respective capital contributions. In addition, if the capital account of the General Partner is reduced to the amount of its capital contribution, then remaining losses shall be specially allocated 1% to the General Partner and 99% to the Limited Partners. In the event the capital account of the Limited

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Partners is reduced to zero,  then 100% of  remaining  losses shall be specially allocated to the General Partner. Subsequent gains shall be specially allocated to reverse any such special allocations of losses.

                  Distributions will be made at the General Partner's discretion. Net short-term investment income (net of expenses), will be distributed to all Partners pro rata in accordance with their capital contributions. Securities in kind (or net cash proceeds from their sale) will be distributed, until such time as the Limited Partners shall have received distributions totaling their respective capital contribution, in the following manner:

                           (a) an amount equaling the sum of (i) the EnerTech Partnership's cost for the total amount of such securities being distributed or which were sold; (ii) the aggregate amount of net losses previously realized by the EnerTech Partnership; (iii) the cost basis of the securities of all Portfolio Companies previously written off as a result of bankruptcy, liquidation or termination of operations of such Portfolio Company; and (iv) the allocable amount of cumulative operating expenses paid by the EnerTech Partnership, will be distributed to all Partners pro rata in accordance with their capital contributions;
                           (b) the balance of such distribution will be distributed 80% to the Partners pro rata in accordance with their respective capital contributions and 20% to the General Partners.

                  After the Limited Partners have received distributions

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equaling their respective capital  contributions,  any further  distributions of securities in kind or the proceeds from the sale of securities  will be made 80%
to  the  Partners  pro  rata  in  accordance  with  their   respective   capital
contributions and 20% to the General Partners.

                  GPU will, on or by May 1 of each year, report to the Commission any distributions received from the EnerTech Partnership during the previous calendar year. Such report will be included as an appendix to the Annual Report on Form U-5-S filed pursuant to the Act. The foregoing reports shall be in lieu of any Certificates of Completion or Partial Completion otherwise required by Rule 24 under the Act.

         Rule 54 Analysis.
         The proposed transactions contemplate, among other things, the acquisition of securities by the GPU which do not relate to exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") (the "Transactions"). Accordingly, the Transactions are subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53 (a), (b) and (c) are satisfied.
                  (a) As described below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773) (the "November 5 Order"), the Commission

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authorized  GPU to  increase  to  100%  of its  "average  consolidated  retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At June 30, 1999, GPU's average consolidated retained earnings was approximately $2.316 billion and GPU's aggregate investment in EWGs and FUCOs was approximately $2.168 billion. Accordingly, under the November 5 Order, GPU may invest up to an additional $148 million in EWGs and FUCOs as of June 30, 1999.(2)
                           (i) GPU  maintains  books  and  records  to  identify
                  investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

                                    (A)     For each United  States EWG in which
                  GPU directly or indirectly  holds an interest:
                                                  (1) the books and records
                                            for   such   EWG  will  be  kept  in
                                            conformity with United States
                                            generally accepted accounting
                                            principles ("GAAP");
                                                  (2) the financial statements
                                            will be prepared  in  accordance
                                            with GAAP; and
                                                  (3) GPU  directly or through
                                            its subsidiaries  undertakes  to
                                            provide the Commission
                                            access to such books and records and
                                            financial  statements as the
                                            Commission may request.

                                    (B) For each FUCO or foreign EWG which is a



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2  Including  the  effect of the July 1999  Midlands Electricity plc purchase.

                                      -14-


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                    majority owned subsidiary of GPU:

                                            (1) the books and  records  for such
                                    subsidiary    will    be   kept   in
                                    accordance   with   GAAP;

                                            (2)  the financial statements for
                                    such subsidiary  will be  prepared  in
                                    accordance with GAAP; and

                                            (3)  GPU  directly  or  through  its
                                    subsidiaries   undertakes   to  provide  the
                                    Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.


                                    (C) For each  FUCO or  foreign  EWG in which
                    GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause

                                    (1)  such entity to maintain books and
                    records in accordance with GAAP;

                                    (2) the  financial  statements  of such
                    entity to be prepared  in  accordance  with  GAAP;  and

                                    (3) access by the Commission to  such  books
                    and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, GPU will provide the Commission on request copies

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                    of  such  materials  as are  made  available  to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in
                    accordance   with  GAAP,  GPU  will,  upon  request  of  the
                    Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a)
                    (2) (iii) (A) and (a) (2) (iii) (B) of Rule 53.


                           (ii) No more than 2% of GPU's domestic public utility
                  subsidiary employees will render any services, directly or indirectly, to any EWG and FUCO in which GPU directly or indirectly holds an interest.

                           (iii) Copies of this Application on Form U-1 are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(3) In addition, GPU will submit to each such commission copies of any amendments to this Application and a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing


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3        Pennsylvania  Electric  Company  ("Penelec")  is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

                                      -16-


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with the Form U5S to be filed for the calendar  year in which the  authorization herein requested is granted).

                           (iv) None of the provisions of paragraph (b) of Rule 53 render paragraph (a) of that Rule unavailable for the proposed transactions.

                                  (A)  Neither GPU nor any  subsidiary  of GPU
                  having a book value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

                                  (B)  GPU's  average  consolidated   retained
                  earnings   for  the  four  most   recent   quarterly   periods
                  (approximately $2.316 billion) represented an increase of approximately $96.9 million (or approximately 4%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2.219 billion).

                                  (C) GPU did not incur operating  losses from
                  direct or indirect investments in EWGs and FUCOs in 1997 in excess of 5% of GPU's December 31, 1997 consolidated retained earnings.

                    As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

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                  Moreover,  even  if  the  effect  of  the  capitalization  and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Application. The Transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

                  The  November  5 Order  was  predicated,  in  part,  upon  the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 61.7% debt.

                  GPU's June 30, 1999 consolidated capitalization consists of 43.1% equity and 56.9% debt. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(4)

                  GPU's consolidated retained earnings grew on average approximately 4.5% per year from 1991 through 1998. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings, excluding the impact of the windfall profits tax on the Midlands Electricity plc investment.(5)

                  Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

                           Reference is made to Exhibit H which sets forth GPU's
consolidated capitalization at June 30, 1999 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.


ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
                  The estimated fees, commissions and expenses expected to be incurred in connection with the proposed transactions will be filed by amendment.


-----------------
4 The mortgage bonds of Jersey Central Power & Light Company, Metropolitan Edison Company and Pennsylvania Electric Company are rated A+ by Standard & Poors Corporation, and Baa1, A3 and A2, respectively, by Moody's Investors Service, Inc.

5 As discussed in the November 5 Order, GPU incurred a loss for 1997 from its investments in EWGs and FUCOs as a result of the 1997 windfall profits tax imposed on Midlands Electricity, plc.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
                  GPU believes that Sections 9(a)(1), 10 and 12(b) of the Act and Rules 45 and 54 thereunder may be applicable to the proposed Transactions. GPU believes that the authorization sought herein is consistent with the requirements of Sections 10 and 11(b) of the Act which permit public utility holding company subsidiaries to engage in other businesses "as are reasonably incidental, or economically necessary or appropriate to the operations" of an integrated public utility system.

ITEM 4.  REGULATORY APPROVALS.
                  No state commission has jurisdiction with respect to any aspect of the proposed transactions and, assuming your Commission authorizes and approves all aspects of the transactions (including the accounting therefor), no Federal commission, other than your Commission, has jurisdiction with respect to any aspect thereof.

ITEM 5.  PROCEDURE.
                  GPU requests that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date, but in no event no later than January 15, 2000. It is further requested that: (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
                  (a)      Exhibits:
                           A        -       EnerTech  Capital  Partners  L.P.
                                            Limited  Partnership  Agreement --
                                            to  be  filed  by
                                            amendment.
                           B        -       Not applicable
                           C        -       Not applicable
                           D        -       Not applicable
                           E        -       Not applicable
                           F        -       Opinion of Berlack, Israels &
                                            Liberman LLP -- to be filed
                                            by amendment.
                           G        -       Financial Data Schedules -- to be
                                            filed by amendment.
                           H        -       Form of public notice
                  (b)      Financial Statements:
                           1-A      -       GPU  and   Subsidiary   Companies
                                            Consolidated Balance Sheets,  actual
                                            and pro forma,  as at June 30, 1999,
                                            and Consolidated Statement of Income
                                            and  Retained  Earnings,  actual and
                                            pro  forma,  for the  twelve  months
                                            ended  June  30,  1999;   pro  forma
                                            journal  entries  -- to be  filed by
                                            amendment.

                           1-B      -       GPU  (Corporate)  Balance  Sheets,
                                            actual and pro forma, as at June 30,
                                            1999 and  Statements  of Income  and
                                            Retained  Earnings,  actual  and pro
                                            forma,  for the twelve  months ended
                                            June 30,  1999;  pro  forma  journal
                                            entries -- to be filed by amendment.
                           2        -       Reference is made to the financial
                                            statements included in 1 above.
                           3        -       None.
                           4        -       None, except as set forth in the
                                            Notes to the Financial Statement.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
                  (a) The proposed Transactions contemplate the formation by GPU of a subsidiary for the purpose of investing in a limited partnership that will invest in companies engaged in the development of energy-related and information technologies. As such, the issuance of an order by your Commission with respect thereto is not a major Federal action significantly affecting the quality of the human environment.
                  (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed Transactions which are the subject hereof.

                                    SIGNATURE

                  PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                               GPU, INC.



                                               By: /s/ T. G. Howson
                                                   T. G. Howson,
                                                   Vice President and Treasurer


Date:  October 25, 1999














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